US$250,000,000	Filed pursuant to rule 433
4.500% Senior Notes due 2022 (Re-opening)	File No. 333-172562
Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	A3 (negative outlook)/A- (negative outlook)/A+ (negative watch) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	December 7, 2011

Settlement Date:	December 14, 2011 (T+ 5 days)

Maturity:	January 14, 2022

Par Amount:	U.S. $250,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, Citigroup’s outstanding 4.500% Senior Notes Due 2022 issued on November 1, 2011, and the aggregate principal amount of this series of notes will be $1,250,000,000.

Semi-Annual Coupon:	4.500% per annum

Re-offer Spread to Benchmark:	T10 + 290 basis points

Re-offer Yield:	4.950% per annum

Public Offering Price:	96.441% plus accrued interest from November 1, 2011

Net Proceeds to Citigroup:	$241,383,750.00 (including accrued interest but before expenses).

Interest Payment Dates:	The 14th day of each January and July, commencing July 14, 2012 (long first coupon). Following business day convention.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Section 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

CUSIP:	172967 FT 3

ISIN:	US172967FT34
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.